

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Joy Yi Hua
Chief Executive Officer
Acri Capital Acquisition Corp
13284 Pond Springs Road, Suite 405
Austin, Texas 78729

> **Re: Acri Capital Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 30, 2023**
> **File No. 001-41415**

Dear Joy Yi Hua:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Arila E. Zhou, Esq.